Exhibit 99.1

DUNDEE CORPORATION ANNOUNCES OFFICER APPOINTMENTS

FOR IMMEDIATE RELEASE

Toronto, June 19, 2009 – Ned Goodman, President and Chief Executive Officer of Dundee Corporation (TSX: DC.A and DC.PR.A) (“Dundee” or the “Company”) and Ravensden Asset Management Inc. is pleased to announce the appointment of Lucie Presot, B.SC., CMA, as Vice President and Chief Financial Officer of Dundee Corporation, replacing Joanne Ferstman who is continuing in a new role within the Dundee organization. Ms. Presot has been with Dundee since 1986 and most recently was Vice President and Controller.

Mr. Goodman would also like to announce the appointment of the following individuals:

Sivan Fox, BCL, LL.B is appointed Vice President, Legal. Ms. Fox joined Dundee Corporation in 2006. Prior to 2006, Ms. Fox practiced corporate and securities law for over 10 years with a prominent Toronto law firm.

Kevin Ng, C.A., is appointed Vice President, Taxation. Mr. Ng joined Dundee in 2002 and has over 15 years of taxation experience.

Perina Montesano, C.A. is appointed Vice President, Internal Audit. Ms. Montesano joined Dundee in 2006 as Head of Internal Audit and has extensive experience in public accounting, governance and audit.

Lili Mance is appointed Corporate Secretary of the Company. Ms. Mance has had a number of roles within the Dundee organization over the past 10 years, most recently as Assistant Corporate Secretary of Dundee Corporation and DundeeWealth Inc.

Thomas Augustinas, MBA is appointed Vice President of Ravensden Asset Management Inc., Dundee’s registered Investment Counsel and Portfolio Manager.  Mr. Augustinas joined Dundee in 2004 and has over 15 years of international resource, commodities and corporate finance experience.

We wish each of Ms. Presot, Ms. Fox, Mr. Ng, Ms. Montesano, Ms. Mance and Mr. Augustinas every success and are confident that each will continue to make a positive contribution to Dundee.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $61 billion under management and administration.  Its domestic wealth management activities are carried out through its 62% controlled subsidiary, DundeeWealth Inc. Dundee Corporation’s real estate activities are conducted through its 75% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited. Asset management activities are carried out through Ravensden Asset Management Inc. and Dundee Real Estate Asset Management (“DREAM”).

FOR FURTHER INFORMATION PLEASE CONTACT:

Ned Goodman President and Chief Executive Officer Dundee Corporation (416) 365-5665